

Mail Stop 3561

January 8, 2018

Emanuele A. Lauro
Chief Executive Officer
Scorpio Bulkers Inc.
9, Boulevard Charles III
MC 98000 Monaco

>   **Re: Scorpio Bulkers Inc.**
>   **Registration Statement on Form F-3**
>   **Filed November 9, 2017**
>   **File No. 333-221441**

Dear Mr. Lauro:

We have received your response to our prior comment letter to you dated December 5, 2017 and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 5, 2017 letter.

General

1. We note that counsel has advised that the three Ultramax vessels have been delivered to you. Please update the related disclosure in your filing, including your Prospectus Summary and your Selling Shareholder section.

Exhibits

2. We note your response regarding the vessel purchase agreements and the warrant. Please file the vessel purchase agreements and warrant, or tell us why you do not believe they are required to be filed. Refer to Item 601 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Dana Brown at (202) 551-3859 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Edward Horton
        Seward & Kissel LLP